IT Tech Packaging, Inc. Science Park, Juli Rd, Xushui District Baoding City, Hebei Province The People's Republic of China 072550

October 14, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	IT Tech Packaging, Inc. (the “Company”) Registration Statement on Form S-3
File No. 333-248505

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00PM on October 16, 2020, or as soon thereafter as is practicable.

Please advise the undersigned at +86 312-8698215 or via email at zyliu@itpackaging.cn when the order permitting such Registration Statement to become effective is issued.

Very truly yours,

IT Tech Packaging, Inc.

By:	/s/ Zhenyong Liu
Name: Zhenyong Liu Title: Chief Executive Officer

cc:	Giovanni Caruso, Esq., Loeb & Loeb LLP (telephone (212) 407-4000)